Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE MONTHS ENDING MARCH 31, 2019

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (Note 20)	$90,548	$138,510
Short-term investments (Note 6)	31,011	74,004
Trade and other receivables	181,866	96,091
Income taxes receivable	18,098	13,108
Inventories (Note 7)	296,108	214,465
Derivative financial instruments (Note 5a)	2,452	640
Assets held for sale(1)	409,917	—
Prepaid expenses and other current assets	14,364	11,556
	1,044,364	548,374
Non-current assets
Mineral properties, plant and equipment (Note 8)	2,236,674	1,301,002
Inventories (Note 7)	23,680	—
Long-term refundable tax	25,854	70
Deferred tax assets	11,359	12,244
Investment in associates (Note 10)	69,727	70,566
Other assets	1,043	2,163
Goodwill	3,057	3,057
Total Assets	$3,415,758	$1,937,476

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$200,287	$131,743
Derivative financial instruments (Note 5a)	187	51
Current portion of provisions (Note 12)	5,086	5,072
Current portion of lease obligations (Note 13)	13,334	5,356
Liabilities relating to assets held for sale(1)	33,526	—
Income tax payable	20,235	8,306
	272,655	150,528
Non-current liabilities
Long-term portion of provisions (Note 12)	139,137	70,083
Deferred tax liabilities	191,204	148,819
Long-term portion of lease obligations (Note 13)	14,767	1,320
Debt (Note 14)	335,000	—
Deferred revenue (Note 10)	13,062	13,288
Other long-term liabilities (Note 15)	27,743	25,425
Share purchase warrants (Note 10)	14,757	14,664
Total Liabilities	1,008,325	424,127

Equity
Capital and reserves (Note 16)
Issued capital	3,117,124	2,321,498
Reserves	94,756	22,573
Investment revaluation reserve	1	208
Deficit	(810,122)	(836,067)
Total Equity attributable to equity holders of the Company	2,401,759	1,508,212
Non-controlling interests	5,674	5,137
Total Equity	2,407,433	1,513,349
Total Liabilities and Equity	$3,415,758	$1,937,476

(1)	The Company determined that this met the definition of an asset held for sale upon acquisition (Note 4).
Commitments and Contingencies (Notes 5, 23)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON MAY 8, 2019

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Income Statements (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended March 31,
	2019	2018
Revenue (Note 21)	$232,643	$206,961
Cost of sales
Production costs (Note 17)	(159,853)	(112,449)
Depreciation and amortization	(49,334)	(34,538)
Royalties	(6,262)	(4,850)
	(215,449)	(151,837)
Mine operating earnings	17,194	55,124

General and administrative	(5,935)	(5,958)
Exploration and project development	(1,454)	(2,744)
Mine care and maintenance	(3,447)	—
Foreign exchange losses	(2,845)	(1,675)
Gains on commodity and foreign currency contracts (Note 5d)	341	1,733
Gains on sale of mineral properties, plant and equipment	40	7,986
Share of income from associate and dilution gain (Note 10)	611	159
Transaction and integration costs (Note 4)	(1,403)	—
Bargain purchase gain (Note 4)	30,492	—
Other income	107	544
Earnings from operations	33,701	55,169

Gain (loss) on derivatives (Note 5d)	1,771	(43)
Investment income	12,283	1,898
Interest and finance expense (Note 18)	(4,724)	(2,358)
Earnings before income taxes	43,031	54,666
Income tax expense (Note 22)	(7,290)	(6,510)
Net earnings from continuing operations	35,741	48,156
Net loss from discontinued operations (Note 4)	(1,929)	—
Net earnings for the period	$33,812	$48,156

Attributable to:
Equity holders of the Company	$33,275	$47,376
Non-controlling interests	537	780
	$33,812	$48,156

Earnings per share attributable to common shareholders (Note 19)
Basic earnings per share	$0.19	$0.31
Diluted earnings per share	$0.19	$0.31
Weighted average shares outstanding (in 000’s) Basic	176,467	153,311
Weighted average shares outstanding (in 000’s) Diluted	176,594	153,537
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2019	2018
Net earnings for the period	$33,812	$48,156
Items that may be reclassified subsequently to net earnings:
Unrealized net gains (losses) on short-term investments (net of $nil tax in 2019 and 2018) (Note 5c)	1	(190)
Reclassification adjustment for realized (gains) losses on short-term investments to earnings (Note 5c)	(208)	131
Total comprehensive earnings for the period	$33,605	$48,097

Total comprehensive earnings attributable to:
Equity holders of the Company	$33,068	$47,317
Non-controlling interests	537	780
	$33,605	$48,097
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2019	2018
Cash flow from operating activities
Net earnings for the period	$33,812	$48,156

Current income tax expense (Note 22)	14,295	18,135
Deferred income tax recovery (Note 22)	(7,005)	(11,625)
Interest expense (Note 18)	2,047	135
Depreciation and amortization	49,334	34,538
Accretion on closure and decommissioning provision (Note 12)	2,042	1,639
Unrealized losses on foreign exchange	2,495	1,977
Gain on sale of mineral properties, plant and equipment	(40)	(7,986)
Bargain purchase gain (Note 4)	(30,492)	—
Other operating activities (Note 20)	(5,071)	(7,256)
Changes in non-cash operating working capital (Note 20)	(37,936)	(11,320)
Operating cash flows before interest and income taxes	$23,481	$66,393

Interest paid	(3,151)	(513)
Interest received	584	764
Income taxes paid	(33,825)	(32,244)
Net cash (used in) generated from operating activities	$(12,911)	$34,400

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(40,878)	$(32,565)
Tahoe Resources Inc. ("Tahoe") acquisition (Note 4)	(247,479)	—
Net proceeds from (purchase of) short-term investments	54,106	(5,163)
Proceeds from sale of mineral properties, plant and equipment	47	5,105
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	436	(318)
Net cash used in investing activities	$(233,768)	$(32,941)

Cash flow from financing activities
Proceeds from issue of equity shares	$—	$127
Distributions to non-controlling interests	—	(302)
Dividends paid	(7,330)	(5,366)
Proceeds from credit facility (Note 14)	335,000	—
Repayment of credit facility (Note 4)	(125,000)	—
Repayment of short-term loans	—	(3,000)
Payment of equipment leases	(3,990)	(1,540)
Net cash generated from (used in) financing activities	$198,680	$(10,081)
Effects of exchange rate changes on cash and cash equivalents	37	(49)
Net decrease in cash and cash equivalents	(47,962)	(8,671)
Cash and cash equivalents at the beginning of the period	138,510	175,953
Cash and cash equivalents at the end of the period	$90,548	$167,282
Supplemental cash flow information (Note 20).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves(1)	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9(2)	—	—	—	(1,602)	1,602	—	$—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the year	—	—	—	—	10,294	10,294	1,747	12,041
Other comprehensive income	—	—	—	205	—	205	—	205
	—	—	—	205	10,294	10,499	1,747	12,246
Cancellation of expired shares	(120,339)	—	—	—	178	178	—	178
Shares issued on the exercise of stock options	125,762	1,367	(286)	—	—	1,081	—	1,081
Shares issued as compensation	139,957	1,879	—	—	—	1,879	—	1,879
Share-based compensation on option grants	—	—	396	—	—	396	—	396
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(1,209)	(1,209)	(811)	(2,020)
Dividends paid	—	—	—	—	(21,462)	(21,462)	—	(21,462)
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the period	—	—	—	—	33,275	33,275	537	33,812
Other comprehensive income	—	—	—	(207)	—	(207)	—	(207)
	—	—	—	(207)	33,275	33,068	537	33,605
Tahoe acquisition consideration (Note 4)	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Share-based compensation on option grants	—	—	143	—	—	143	—	143
Dividends paid	—	—	—	—	(7,330)	(7,330)	—	(7,330)
Balance, March 31, 2019	209,438,868	$3,117,124	$94,756	$1	$(810,122)	$2,401,759	$5,674	$2,407,433

(1)	Includes reserves for share options and contingent value rights ("CVRs") (Note 4).

(2)	Adjustment upon the adoption of IFRS 9 for investments in equity securities described in Note 5a.
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	6

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9(1)	—	—	—	(1,602)	1,602	—	$—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the period	—	—	—	—	47,376	47,376	780	48,156
Other comprehensive loss	—	—	—	(59)	—	(59)	—	(59)
	—	—	—	(59)	47,376	47,317	780	48,097
Shares issued on exercise of stock options	14,374	166	(39)	—	—	127	—	127
Share-based compensation on option grants	—	—	93	—	—	93	—	93
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(302)	(302)
Dividends paid	—	—	—	—	(5,366)	(5,366)	—	(5,366)
Balance, March 31, 2018	153,317,350	$2,318,418	$22,517	$(56)	$(781,858)	$1,559,021	$4,679	$1,563,700

(1)	Adjustment upon the adoption of IFRS 9 for investments in equity securities described in Note 5a.
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at March 31, 2019 the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process with the Ministry of Energy and Mines in Guatemala.
Principle subsidiaries:
The principal subsidiaries, including those from the Tahoe Acquisition (Note 4), of the Company and their geographic locations at March 31, 2019 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera San Rafael S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project

2. BASIS OF PREPARATION
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2018.

The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the following:
IFRS 16, Leases
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company has applied IFRS 16 using the modified retrospective approach from January 1, 2019 and has elected to record the transition date right-of-use assets at amounts equal to the present value of the minimum lease payments, on a lease by lease basis. Short-term and low-value recognition exemptions were applied, as well as certain practical expedients allowing for the use of hindsight to assess the lease term for contracts with extension options, the exclusion of initial direct costs from measurement of the Right-of-Use-Assets ("ROU Assets") and the exclusion of leases with a term of less than one year remaining at the transition date.
Policy applicable from January 1, 2019
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of ROU Assets and Lease Obligations
At lease commencement, the Company recognizes a ROU Asset and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.
Recognition Exemptions
The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated income statement.
Leases
The Company’s leased assets include land, buildings, vehicles, and machinery and equipment with a carrying value of $33.4 million at March 31, 2019. Effective January 1, 2019, the Company adopted IFRS 16 as outlined in Note 13, recognizing $21.4 million of ROU assets, $18.9 million of lease obligations and deferred tax assets/liabilities of $nil.

b)	Changes in accounting policies not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

4. TAHOE ACQUISITION
On February 22, 2019, the Company completed the acquisition of 100% of the issued and outstanding shares of Tahoe (the "Acquisition"). Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Common Share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Common Shares issued of 56.0 million. Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe share. The holders of 290,226,406 Tahoe shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Common Share per Tahoe share.
In addition, Tahoe shareholders received contingent consideration in the form of one CVR for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Common Share upon the first commercial shipment of concentrate following restart of operations at the Escobal mine (the "First Shipment"). The CVRs are transferable and have a term of 10 years. The First Shipment contingency is a discrete event upon which a fixed number of Common Shares will be issued. As there is no variability in the number of shares to be issued if the contingency is met the Company has concluded that the CVR consideration meets the ‘fixed-for-fixed’ requirement in IAS 32 - Financial Instruments: Presentation. As such the CVRs are classified as a component of equity, recognized initially at fair value with no remeasurement, and any subsequent settlement to be accounted for within equity.
As a result of the Acquisition, the Company paid $275 million in cash, issued 55,990,512 Common Shares, and issued 313,887,490 CVRs. After this share issuance, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27%, of the shares of the combined company. The Company has determined that this transaction represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019 closing share price of Common Shares, the total consideration of the Acquisition is approximately $1.1 billion. The Company began consolidating the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principle mines: Timmins West and Bell Creek in Canada; La Arena and Shahuindo in Peru; and Escobal in Guatemala (the "Acquired Mines"). The Escobal mine's operations have been suspended since June 2017.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued	Consideration
Fair value estimate of the Pan American Share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674

(1)	The Pan American Share consideration value is based on an assumed value of $14.21 per share (based on the NASDAQ closing price on February 21, 2019).

(2)
Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe Shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's share consideration paid (based on the February 21, 2019 Nasdaq closing price of $14.21).

(3)
Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Acquisition date, the assumptions of which are described in the Company's Q1 2019 Financial Statements.

Share price at February 21, 2019 (Canadian dollars)	$19.01
Exercise price	$11.67 - 97.26
Expected volatility	0.4075
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$163,273.36
CAD to USD exchange rate at December 31, 2018	$0.7578
Fair value (USD)	$123,729.43

The following table summarizes the allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the Acquisition:

Allocation of consideration:	Consideration
Cash and cash equivalents	$27,529
Accounts receivable	17,854
VAT Receivable	87,268
Inventory	152,534
Other current assets	4,135
Mineral properties, plant and equipment	1,298,037
Other assets	3,450
Accounts payable and accrued liabilities	(159,675)
Provision for closure and decommissioning liabilities	(70,119)
Debt	(125,000)
Net current and deferred income tax liabilities	(62,847)
Bargain purchase gain	(30,492)
$1,142,674
As at March 31, 2019, the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated deferred income tax assets and liabilities but will finalize the allocation of the purchase price no later than February 21, 2020.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Held for Sale Assets
Concurrent with the Acquisition, the Company formally initiated an active program to locate a buyer of Lake Shore Gold Inc. ("Lake Shore"), a subsidiary acquired by the Company as part of the Acquisition. Lake Shore's principal assets are the Bell Creek and Timmins mines (or "Timmins"). Based on management's assessment of the Company's sales process it was determined that Lake Shore meets the criteria, under IFRS 5 - Non-current assets held for sale and discontinued operations, to be a discontinued operation to be classified as held for sale upon acquisition. As such, upon the Acquisition and as at March 31, 2019, the assets and liabilities of Lake Shore were classified as assets and liabilities held for sale and are presented separately under current assets and current liabilities, respectively, and the post-tax profit or loss from the Lake Shore operations have been presented as a single and separate item on the Company's consolidated income statement.

5. FINANCIAL INSTRUMENTS

a)	Financial assets and liabilities by categories

March 31, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$90,548	$—	$—	$90,548
Trade receivables from provisional concentrates sales(1)	—	60,485	—	60,485
Receivable not arising from sale of metal concentrates(1)	113,289	—	—	113,289
Short-term investments, equity securities	—	30,498	—	30,498
Short-term investments, other than equity securities	—	—	513	513
Derivative financial assets	—	2,452	—	2,452
	$203,837	$93,435	$513	$297,785
Financial Liabilities:
Derivative financial liabilities	$—	$187	$—	$187
	$—	$187	$—	$187

(1)	Included in Trade and other receivables.

December 31, 2018	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$138,510	$—	$—	$138,510
Trade receivables from provisional concentrates sales(1)	—	40,803	—	40,803
Receivable not arising from sale of metal concentrates(1)	40,918	—	—	40,918
Short-term investments, equity securities	—	19,178	—	19,178
Short-term investments, other than equity securities	—	—	54,826	54,826
Derivative financial assets	—	640	—	640
	$179,428	$60,621	$54,826	$294,875
Financial Liabilities:
Derivative financial liabilities	$—	$51	$—	$51
	$—	$51	$—	$51

(1)	Included in Trade and other receivables.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

b)	Short-term investments in equity securities recorded at FVTPL
The Company’s short-term investments in equity securities are recorded at FVTPL. The net gains (losses) from short-term investments in equity securities for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended March 31,
	2019	2018
Unrealized net gains (losses) on short-term investments, equity securities	$11,320	$(1,056)
Realized net gains on short-term investments, equity securities	—	18
	$11,320	$(1,038)

c)	Financial assets recorded at FVTOCI
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized gains (losses) from short-term investments other than equity securities for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended March 31,
	2019	2018
Unrealized net gains (losses) on short-term investments, other than equity securities	$1	$(190)
Reclassification adjustment for realized (gains) losses on short-term investments, other than equity securities	(208)	131
	$(207)	$(59)

d)	Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The net gains (losses) on derivatives for the three months ended March 31, 2019 and 2018 were comprised of the following:

	Three months ended March 31,
	2019	2018
Gains on foreign currency and commodity contracts:
Realized gains (losses) on foreign currency and commodity contracts	$435	$(318)
Unrealized (losses) gains on foreign currency and commodity contracts	(94)	2,051
	$341	$1,733
Gain (loss) on derivatives:
Gain (loss) on warrants	$1,771	$(43)
	$1,771	$(43)

e)	Fair value information
i)Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At March 31, 2019		At December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$31,011	$—	$74,004	$—
Trade receivables from provisional concentrate sales	—	60,485	—	40,803
Derivative financial assets	—	2,452	—	640
Derivative financial liabilities	—	(187)	—	(51)
	$31,011	$62,750	$74,004	$41,392
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2018.
ii)Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

f)	Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:

i)	Credit risk

ii)	Liquidity risk

iii)	Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

i)Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2019, the Company had receivable balances associated with buyers of its concentrates of $60.5 million (2018 - $40.8 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At March 31, 2019, the Company had approximately $44.5 million (2018 - $19.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three months ended March 31, 2019.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

iii)Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At March 31, 2019, the Company had outstanding positions on its foreign currency exposure of MXN purchases. The Company recorded gains of $0.5 million on MXN derivative contracts for the three months ended March 31, 2019 (2018 - gains of $0.1 million).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months ended March 31, 2019 on its cash and short-term investments was 1.47% (2018 - 1.28%).
At March 31, 2019, the Company had $335.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility"), which had an average interest rate of 4.4%. There were no amounts drawn on the Credit Facility in 2018.
At March 31, 2019, the Company had $28.1 million in lease obligations (2018 - $6.7 million), that are subject to an annualized interest rate of 8.5% (2018 - 2.2%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver and gold.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At March 31, 2019, the Company had outstanding contracts to sell some of its base metals production.

6. SHORT-TERM INVESTMENTS

	March 31, 2019			December 31, 2018
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$31,011	$19,690	$11,321	$74,004	$73,796	$208

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

7. INVENTORIES
Inventories consist of:

	March 31, 2019	December 31, 2018
Concentrate inventory	$16,956	$19,286
Stockpile ore (1)	34,821	3,945
Heap leach inventory and in process (2)	141,916	113,199
Doré and finished inventory (3)	47,115	30,736
Materials and supplies	78,980	47,299
Total inventories	$319,788	$214,465
Less: current portion of inventories	$(296,108)	$(214,465)
Non-current portion of inventories(4)	$23,680	$—

(1)
Includes an impairment charge of $10.8 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at March 31, 2019 (December 31, 2018 – $11.2 million at Manantial Espejo and Dolores mines).

(2)
Includes an impairment charge of $34.1 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at March 31, 2019 (December 31, 2018 - $28.9 million at Manantial Espejo and Dolores mines).

(3)
Includes an impairment charge of $10.8 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at March 31, 2019. (December 31, 2018 - $7.5 million at Manantial Espejo and Dolores mines).

(4)	Inventories at the Escobal mine in Guatemala have been classified as non-current pending the restart of operations.

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Mineral properties, plant and equipment consist of:

	March 31, 2019			December 31, 2018
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$210,532	$(115,765)	$94,767	$207,360	$(114,288)	$93,072
Morococha mine, Peru	246,339	(152,788)	93,551	243,603	(149,120)	94,483
Alamo Dorado mine, Mexico	71,724	(71,724)	—	126,960	(126,960)	—
La Colorada mine, Mexico	304,160	(127,204)	176,956	301,706	(121,940)	179,766
Dolores mine, Mexico	1,556,153	(1,007,892)	548,261	1,529,751	(981,948)	547,803
Manantial Espejo mine, Argentina	371,129	(363,538)	7,591	367,105	(362,293)	4,812
San Vicente mine, Bolivia	138,655	(88,530)	50,125	137,394	(86,663)	50,731
Tahoe mines	715,156	(10,562)	704,594	—	—	—
Other	26,103	(16,556)	9,547	23,994	(16,265)	7,729
Total producing properties	$3,639,951	$(1,954,559)	$1,685,392	$2,937,873	$(1,959,477)	$978,396

Land and Non-Producing Properties:
Land	$33,618	$(1,096)	$32,522	$4,677	$(1,096)	$3,581
Navidad project, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Minefinders projects, Mexico	91,362	(36,975)	54,387	91,362	(36,975)	54,387
Morococha, Peru	9,674	—	9,674	9,674	—	9,674
Argentine projects	77,495	(25,295)	52,200	69,774	(24,939)	44,835
Tahoe non-producing properties	192,330	(279)	192,051	—	—	—
Other	31,550	(11,578)	19,972	30,908	(11,255)	19,653
Total non-producing properties	$1,002,606	$(451,324)	$551,282	$772,972	$(450,366)	$322,606
Total mineral properties, plant and equipment	$4,642,557	$(2,405,883)	$2,236,674	$3,710,845	$(2,409,843)	$1,301,002

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

9. IMPAIRMENT OF MINERAL PROPERTIES, PLANT AND EQUIPMENT
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of March 31, 2019 no such indicators were noted, and no impairment charges or impairment charge reversals were required.

10. INVESTMENT IN ASSOCIATES

	March 31, 2019	December 31, 2018
Investment in Maverix(2)	$69,727	$69,116
Investment in other(1)	—	1,450
	$69,727	$70,566

(1)	Reclassified equity investee carrying value of $1.5 million to assets held for sale as the Company subsequently sold its interest for $5 million.

(2)	The following table shows a continuity of the Company's investment in Maverix:

	2019	2018
Balance of investment in Maverix, January 1,	$69,116	$53,567
Dilution gain	—	—
Adjustment for change in ownership interest	—	—
Income from associate	611	159
Balance of investment in Maverix, March 31,	$69,727	$53,726
Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.8 million as at March 31, 2019 (December 31, 2018 - $14.7 million). The Company's share of Maverix income or loss was recorded, based on its 29% interest for the three months ended March 31, 2019 representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at March 31, 2019, the deferred revenue liability was $13.1 million (December 31, 2018 - $13.3 million).
During the three months ended March 31, 2019 $0.2 million (2018 - $0.1 million) was recognized for the delivery of 921 ounces of gold (2018 - 591 ounces) from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Income Statement Impacts:
The Company did not recognize any dilution gains or losses during either the three months ended March 31, 2019, or the comparative period in 2018. Dilution gains are recorded in share of loss from associate and dilution gain.
For the three months ended March 31, 2019 the Company also recognized its share of income from associate of $0.6 million (2018 - income of $0.2 million) which represents the Company's proportionate share of Maverix's income (loss) during the period.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	March 31, 2019	December 31, 2018
Trade accounts payable(1)	$89,963	$52,201
Royalties payable	18,304	2,004
Other accounts payable and trade related accruals	43,113	32,896
Payroll and related benefits	29,327	26,817
Severance accruals	3,819	1,791
Other taxes payable	5,973	4,044
Other	9,788	11,990
	$200,287	$131,743

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2018	$70,587	$4,568	$75,155
Revisions in estimates and obligations incurred	7,392	—	7,392
Acquired from Tahoe (Note 4)	60,207	261	60,468
Charged (credited) to earnings:
-new provisions	—	437	437
-change in estimate	—	(57)	(57)
-exchange gains on provisions	—	(43)	(43)
Charged in the year	—	(225)	(225)
Reclamation expenditures	(946)	—	(946)
Accretion expense (Note 18)	2,042	—	2,042
March 31, 2019	$139,282	$4,941	$144,223

Maturity analysis of total provisions:	March 31, 2019	December 31, 2018
Current	$5,086	$5,072
Non-Current	139,137	70,083
	$144,223	$75,155

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

13. LEASES

a.	ROU Assets
The following table summarizes changes in ROU Assets for the three months ended March 31, 2019 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

March 31, 2019
Cost
Balance, January 1, 2019(1)	$34,983
Additions after January 1, 2019	2,082
Assets acquired from Tahoe (Note 4)	3,871
Balance, March 31, 2019	40,936

Balance at January 1, 2019	(4,780)
Amortization	(2,725)
Effect of movements in exchange rates	1
Balance, March 31, 2019	(7,504)
Carrying Amounts
At January 1, 2019	30,203
At March 31, 2019	$33,432

(1)	Includes $21.4 million in newly recognized ROU assets.

b.	Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at March 31, 2019 and December 31, 2018 to their present value for the Company's lease obligations:

	March 31, 2019	December 31, 2018
Within one year	$14,816	$5,488
Between one and five years	15,829	1,335
Beyond five years	428	—
Total undiscounted lease obligations	31,073	6,823
Less future interest charges	(2,972)	(147)
Total discounted lease obligations	28,101	6,676
Less: current portion of lease obligations	(13,334)	(5,356)
Non-current portion of lease obligations	$14,767	$1,320
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied is 8.5% (2018 - 2.2%).
The following table reconciles the Company’s lease commitments disclosed in the consolidated financial statements as at and for the year ended December 31, 2018, to the lease obligations recognized on initial application of IFRS 16:

Operating lease commitments at December 31, 2018	$19,260
Discounted using the incremental borrowing rate at January 1, 2019	(2,819)
Recognition exemptions for short-term and low-value leases	(455)
Variable payments not included in lease liabilities	(233)
Lease obligations recognized at January 1, 2019 related to operating lease commitments at December 31, 2018	$15,753

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

14. DEBT

	March 31, 2019	December 31, 2018
Credit Facility	$335,000	$—
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019 and increased to $500.0 million on February 22, 2019 with maturity on February 1, 2023 and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification Prepaid expenses and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019 the financial covenants requires the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of March 31, 2019, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. During the three months ended March 31, 2019, the Company drew down $335 million under the Credit Facility, under LIBOR-based interest rates to fund, in part, the cash purchase price under the Tahoe arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn.
During the three months ended March 31, 2019, the average interest rate incurred by the Company on the Credit Facility was 4.4%. The Credit Facility was not drawn in 2018. During the three months ended March 31, 2019, the Company incurred $0.3 million (2018 - $0.3 million) in standby charges on undrawn amounts and $1.5 million (2018 - $nil) in interest on drawn amounts under this Facility.

15. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	March 31, 2019	December 31, 2018
Deferred credit(1)	$20,788	$20,788
Other income tax payable	198	227
Severance accruals	6,757	4,410
	$27,743	$25,425

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.	Stock options and common shares issued as compensation ("Compensation Shares")
For the three months ended March 31, 2019 the total share-based compensation expense relating to stock options and Compensation Shares was $0.8 million (2018 - $1.0 million) and is presented as a component of general and administrative expense.

i.	Stock options
During the three months ended March 31, 2019, the Company granted nil stock options (2018 – nil).

ii.	Replacement options
Following completion of the Acquisition (Note 4), the Company issued 835,874 replacement options to eligible Tahoe option holders. These replacement options were fully vested with 12 months of remaining contractual life upon issuance and various exercise prices between $20.52 and $97.26 CAD$.
The following table summarizes changes in stock options for the three months ended March 31, 2019 and year ended December 31:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2017	936,123	$16.56
Granted	149,163	17.53
Exercised	(125,762)	11.14
Expired	(211,614)	24.90
Forfeited	(49,523)	19.49
As at December 31, 2018	698,387	$15.00
Granted pursuant to the Tahoe Acquisition (Note 4)	835,874	48.47
Expired	(19,533)	48.08
Forfeited	(9,173)	18.62
As at March 31, 2019	1,505,555	$33.13

The following table summarizes information about the Company's stock options outstanding at March 31, 2019:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at	Weighted Average Exercise Price CAD$
$9.76 - $23.61	692,768	49.25	$14.98	501,362	$13.92
$23.62 - $35.21	134,798	10.99	$28.03	134,798	$28.03
$35.22 - $46.53	241,482	12.16	$41.69	241,482	$41.69
$46.54 - $54.15	245,483	9.60	$51.69	245,483	$51.69
$54.16 - $97.26	191,024	9.38	$67.86	191,024	$67.86
	1,505,555	28.35	$33.13	1,314,149	$35.37

b.	PSUs
Compensation expense for PSUs was $0.2 million for the three months ended March 31, 2019 (2018 - $0.3 million) and is presented as a component of general and administrative expense.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At March 31, 2019, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2017	166,344	$2,611
Granted	117,328	1,532
Paid out	(73,263)	(1,528)
Change in value	—	476
As at December 31, 2018	210,409	$3,091
Change in value	—	(286)
As at March 31, 2019	210,409	$2,805

c.	RSUs
Compensation expense for RSUs was $0.4 million for the three months ended March 31, 2019 (2018 – $0.6 million) and is presented as a component of general and administrative expense.
At March 31, 2019, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2017	262,013	$4,098
Granted	244,961	3,207
Paid out	(156,715)	(2,181)
Forfeited	(21,436)	(313)
Change in value	—	(1,187)
As at December 31, 2018	328,823	$3,624
Forfeited	(8,902)	(118)
Change in value	—	746
As at March 31, 2019	319,921	$4,252

d.	Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.

e.	Dividends
The Company declared the following dividends for the three months ended March 31, 2019 and 2018:

Declaration Date	Record Date	Dividend per common share
May 8, 2019 (1)	May 20, 2019	$0.0350
February 20, 2019	March 4, 2019	$0.0350
February 20, 2018	March 5, 2018	$0.0350

(1)	These dividends were declared subsequent to the quarter ended March 31, 2019 and have not been recognized as distributions to owners during the period presented.

f.	CVRs
The Company issued 313,887,490 CVRs as part of the Tahoe Acquisition which are convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine (Note 4).

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

17. PRODUCTION COSTS
Production costs are comprised of the following:

	Three months ended March 31,
	2019	2018
Consumption of raw materials and consumables	$57,165	$44,520
Employee compensation and benefits expense	48,634	42,705
Contractors and outside services	25,462	22,670
Utilities	7,157	5,228
Other expenses	821	9,040
Changes in inventories (1)(2)	20,614	(11,714)
	$159,853	$112,449

(1)	Includes NRV adjustments to inventory to increase production costs by $8.1 million for the three months ended March 31, 2019 (2018 - reduce by $5.3 million).

(2)
Includes $8.7 million in amortization, for the three months ended March 31, 2019, on the fair value increases recognized on select Tahoe inventories following the Acquisition. There was no comparable amount recorded in 2018.

18. INTEREST AND FINANCE EXPENSE

	Three months ended March 31,
	2019	2018
Interest expense	$2,047	$135
Finance fees	635	584
Accretion expense (Note 12)	2,042	1,639
	$4,724	$2,358

19. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended March 31,		2019		2018
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$33,275			$47,376
Basic earnings per share	$33,275	176,467	$0.19	$47,376	153,311	$0.31
Effect of Dilutive Securities:
Stock Options	—	127		—	226
Diluted earnings per share	$33,275	176,594	$0.19	$47,376	153,537	$0.31

(1)	Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2019 were 1,175,629 out-of-the-money options and CVRs potentially convertible into 15,600,208 common shares (Note 4)(2018 – 279,943 and nil, respectively), respectively.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

20. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended March 31,
Other operating activities	2019	2018
Adjustments for non-cash income statement items:
Share-based compensation expense	$837	$962
Gains on securities held	(11,320)	(1,038)
Gains on commodity and foreign currency contracts (Note 5d)	(341)	(1,733)
(Gain) loss on derivatives (Note 5d)	(1,771)	43
Share of income from associate and dilution gain (Note 10)	(611)	(159)
Net realizable value adjustment for inventories	8,135	(5,331)
	$(5,071)	$(7,256)

	Three months ended March 31,
Changes in non-cash operating working capital items:	2019	2018
Trade and other receivables	$(9,963)	$4,373
Inventories	10,830	(6,740)
Prepaid expenses	946	464
Accounts payable and accrued liabilities	(38,889)	(6,068)
Provisions	(860)	(3,349)
	$(37,936)	$(11,320)

	Three months ended March 31,
Significant non-cash items:	2019	2018
Assets acquired by finance lease	$23,433	$3,998

Cash and Cash Equivalents	March 31, 2019	December 31, 2018
Cash in banks	$90,548	$77,735
Short term money markets	—	60,775
Cash and cash equivalents	$90,548	$138,510

21. SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Segment performance is evaluated by the CODM based on a number of measures including mine operating earnings.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended March 31, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver segment:
Mexico	Dolores	$58,624	$55,679	$26,565	$(23,620)	$12,561
	La Colorada	48,397	19,570	6,231	22,596	3,801
Peru	Huaron	29,804	18,829	3,269	7,706	2,397
	Morococha	31,179	18,545	3,863	8,771	793
Bolivia	San Vicente	21,738	15,343	2,091	4,304	981
Argentina	Manantial Espejo	9,636	13,144	954	(4,462)	5,853
Guatemala	Escobal	—	—	—	—	644
Gold segment:(1)		33,265	25,005	6,079	2,181	13,781
Other segment:
Canada	Pas Corp	—	—	121	(121)	9
Argentina	Navidad	—	—		—	7
Other	Other	—	—	161	(161)	51
		$232,643	$166,115	$49,334	$17,194	$40,878

(1)	Includes assets held for sale (Note 4).

For the three months ended March 31, 2018
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver segment:
Mexico	Dolores	$62,894	$39,108	$19,433	$4,353	$18,822
	La Colorada	40,482	16,013	5,298	19,171	4,496
Peru	Huaron	32,650	18,665	3,183	10,802	1,927
	Morococha	33,647	16,499	3,708	13,440	1,187
Bolivia	San Vicente	15,420	9,925	1,444	4,051	1,458
Argentina	Manantial Espejo	21,868	17,089	1,364	3,415	4,551
Other segment:
Canada	Pas Corp	—	—	31	(31)	68
Argentina	Navidad	—		21	(21)	11
Other	Other	—	—	56	(56)	45
		$206,961	$117,299	$34,538	$55,124	$32,565

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Condensed Interim Consolidated Income Statements is as follows:

	Three months ended March 31,
	2019	2018
Mine operating earnings	$17,194	$55,124

General and administrative	(5,935)	(5,958)
Exploration and project development	(1,454)	(2,744)
Mine care and maintenance	(3,447)	—
Foreign exchange losses	(2,845)	(1,675)
Gains on commodity and foreign currency contracts (Note 5d)	341	1,733
Gains on sale of mineral properties, plant and equipment	40	7,986
Share of income from associate and dilution gain (Note 10)	611	159
Transaction and integration costs (Note 4)	(1,403)	—
Bargain purchase gain (Note 4)	30,492	—
Other income	107	544
Earnings from operations	33,701	55,169

Gain (loss) on derivatives (Note 5d)	1,771	(43)
Investment income	12,283	1,898
Interest and finance expense (Note 18)	(4,724)	(2,358)
Earnings before income taxes	$43,031	$54,666

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At March 31, 2019
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver segment:
Mexico	Dolores	$784,078	$144,312	$639,766
	La Colorada	226,976	49,811	177,165
Peru	Huaron	123,193	44,049	79,144
	Morococha	105,319	40,635	64,684
Bolivia	San Vicente	82,707	34,465	48,242
Argentina	Manantial Espejo	87,565	30,043	57,522
Guatemala	Escobal	270,149	20,488	249,661
Gold segment:(1)		1,299,906	235,872	1,064,034
Other segment:
Canada	Pas Corp	137,688	358,507	(220,819)
Argentina	Navidad	193,091	1,559	191,532
	Other	105,086	48,584	56,502
		$3,415,758	$1,008,325	$2,407,433

(1)	Includes assets held for sale (Note 4).

At December 31, 2018
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver segment:
Mexico	Dolores	$791,485	$150,003	$641,482
	La Colorada	230,736	56,206	174,530
Peru	Huaron	119,015	44,055	74,960
	Morococha	126,755	40,183	86,572
Bolivia	San Vicente	83,686	38,169	45,517
Argentina	Manantial Espejo	20,839	24,994	(4,155)
Other segment:
Canada	Pas Corp	247,792	30,221	217,571
Argentina	Navidad	193,777	1,546	192,231
	Other	123,391	38,750	84,641
		$1,937,476	$424,127	$1,513,349

	Three months ended March 31,
Product Revenue	2019	2018
Refined silver and gold	$105,846	$89,894
Zinc concentrate	41,805	42,516
Lead concentrate	47,844	36,490
Copper concentrate	20,988	26,134
Silver concentrate	16,160	11,927
Total	$232,643	$206,961

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

22. INCOME TAXES
Components of Income Tax Expense

	Three months ended March 31,
	2019	2018
Current income tax expense	$14,295	$18,135
Deferred income tax recovery	(7,005)	(11,625)
Income tax expense	$7,290	$6,510
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in effective tax rates that vary considerably from the comparable period. The main factors that affected the effective tax rates for the three months ended March 31, 2019 and the comparable period of 2018 were foreign exchange fluctuations, changes in the recognition of certain deferred tax assets, changes in the non-deductible portion of reclamation liabilities, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended March 31,
	2019	2018
Earnings before taxes, discontinued operations, and non-controlling interest	$43,031	$54,666
Statutory Canadian income tax rate	27.00%	27.00%
Income tax expense based on above rates	$11,618	$14,760
Increase (decrease) due to:
Non-deductible expenditures	911	930
Foreign tax rate differences	149	(1,070)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	574	744
- Other deferred tax assets	(5,400)	(8,347)
Non-taxable portion of net earnings of affiliates	(30)	(844)
Non-taxable bargain purchase gain	(8,233)	—
Effect of other taxes paid (mining and withholding)	4,396	5,295
Effect of foreign exchange on tax expense	(3,780)	(12,046)
Non-taxable impact of foreign exchange	1,593	8,151
Change in non-deductible portion of reclamation liabilities	5,257	291
Other	235	(1,354)
Income tax expense	$7,290	$6,510
Effective income tax rate	16.94%	11.91%

PAN AMERICAN SILVER CORP.	29

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018, and for the
three month period ended March 31, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

23. CONTINGENCIES
The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2018, there have been no significant changes to these contractual obligations and commitments other than the new liabilities and provisions assumed as described in the purchase price allocation table included in the Tahoe Acquisition (Note 4).

24. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three months ended March 31, 2019 and 2018 have been disclosed in these condensed interim consolidated financial statements. Transactions with Maverix, an associate of the Company, have been disclosed in Note 10 of these condensed interim consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	30